

January 8, 2014

<u>Via U.S. Mail</u>
Mr. Billy V. Ray Jr.
Chief Executive Officer
Urban AG. Corp
800 Turnpike Street, Suite 103
North Andover, MA 01845

   Re: Urban AG. Corp.
     Item 4.01 8-K
     Filed December 20, 2013
     File No. 0-52327

Dear Mr. Ray:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's reports. Please amend your Form 8-K accordingly.

2. Please amend your Form 8-K to state your board of directors, or audit or similar committee of the board of directors, approved the dismissal of your accountants in accordance with Item 304(a)(1)(iii) of Regulation S-K.

3.   We note your disclosure stating that you have provided Harris F. Rattray CPA with a copy of the statements included in your Form 8-K and requested that the firm provide you with a letter addressed to us stating whether it agrees with those statements. Please be sure to include this letter in an amendment to your Form 8-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3744 with any questions.

Sincerely,

/s/ Tracie Towner

Tracie Towner
Staff Accountant